Exhibit 99.1

Lentuo International Completes Acquisition of Honda Dealership in Tianjin

Company officially opens new FAW-Volkswagen dealership and begins construction on flagship FAW-Volkswagen store in Beijing

BEIJING — June 24, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue, today announced that it has completed the previously announced acquisition of a Honda dealership in Tianjin, People’s Republic of China.

Lentuo acquired a 60% controlling interest in the dealership for a purchase price of RMB 16 million (US $2.5 million) in cash. The acquisition will take effect on July 1. The dealership sold 1,500 vehicles and serviced 14,000 vehicles in 2010. The Company expects the dealership to contribute approximately RMB 150 million (US $23.2 million) in revenues to Lentuo for the fiscal year ending December 31, 2011.

Additionally, the Company officially opened its new FAW-Volkswagen dealership on Guangqumenwai Street, Beijing, in June. The Company expects the new dealership to sell approximately 800 cars and generate revenues of RMB 180 million to RMB 200 million ($27.5 million to $30.5 million) in 2011.

Lentuo also began construction on its flagship FAW-Volkswagen dealership in Beijing in June 2011. The new dealership will showcase the latest Volkswagen products and offer a full range of maintenance and repair services. The Company expects to complete construction during the fourth quarter of 2011.

“We are making solid progress on our expansion strategy,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “The Tianjin Honda dealership acquisition increases the geographic reach of the Lentuo brand, establishing our market presence in one of China’s largest and fastest-growing cities. We are also excited to deepen our relationship with Volkswagen though the recently opened Guangqumenwai Street dealership and our flagship store under-construction in Beijing. These accomplishments, combined with our additional potential acquisitions in 2011, position the Company for another year of strong financial performance.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates seven franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s seven dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact:

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Web: http://www.lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

Web: http://www.redchip.com

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Source: Lentuo International Inc.